                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 15)(1)

                               SL INDUSTRIES, INC.
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    784413106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 25, 2006
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /_/.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

--------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 784413106                   13D                    Page 2 of 14 pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,533,150
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,533,150
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,533,150
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     27.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 784413106                   13D                    Page 3 of 14 pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,533,150
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,533,150
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,533,150
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     27.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 784413106                   13D                    Page 4 of 14 pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,543,450
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,543,450
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,543,450
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     27.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 784413106                   13D                    Page 5 of 14 pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 784413106                   13D                    Page 6 of 14 pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    20,824
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                20,824
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     20,824
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 784413106                   13D                    Page 7 of 14 pages
----------------------                                    ----------------------

          The following constitutes Amendment No. 15 ("Amendment No. 15") to the
Schedule 13D filed by the undersigned. This Amendment No. 15 amends the Schedule
13D as specifically set forth.

     Item 3(a) is hereby amended and restated as follows:

          (a) The aggregate  purchase  price of the  1,533,150  Shares of Common
Stock  owned  by  Steel  Partners  II  is   $12,008,274,   including   brokerage
commissions. The Shares of Common Stock owned by Steel Partners II were acquired with  partnership  funds.  The aggregate  purchase price of the 10,300 Shares of
Common Stock  purchased by Mr.  Lichtenstein is  approximately  $37,509 and came from his personal funds.

     Item 5(a) - (b) is hereby amended and restated as follows:

          (a)-(b) The aggregate  percentage  of Shares of Common Stock  reported owned by each person named herein is based upon  5,628,990  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2006.

          As of the  close  of  business  on May 30,  2006,  Steel  Partners  II beneficially owned 1,533,150 Shares of Common Stock, constituting  approximately
27.2% of the Shares  outstanding.  As the general  partner of Steel Partners II,
Partners LLC may be deemed to  beneficially  own the 1,533,150  Shares of Common
Stock owned by Steel Partners II, constituting approximately 27.2% of the Shares outstanding.  As the sole executive officer and managing member of Partners LLC, which in turn is the general partner of Steel Partners II, Mr.  Lichtenstein may be deemed to  beneficially  own the  1,533,150  Shares of Common  Stock owned by
Steel Partners II, which,  together with the 10,300 Shares of Common Stock owned directly  by Mr.  Lichtenstein,  constitute  approximately  27.4% of the  Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the  10,300  Shares  owned  by him and the  1,533,150  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

          As  of  the  close  of  business  on  May  30,  2006,  Mr.   Henderson
beneficially  owned 20,824 Shares of Common Stock  issuable upon the exercise of options, constituting less than 1% of the Shares outstanding.

          Mr. Kassan  currently does not  beneficially  own any Shares of Common
Stock.

     Item 5(c) is hereby amended to add the following:

          Schedule  A annexed  hereto  lists all  transactions  in the  Issuer's
Common Stock during the past sixty days by the  Reporting  Persons.  All of such transactions were effected in the open market.

----------------------                                    ----------------------
CUSIP No. 784413106                   13D                    Page 8 of 14 pages
----------------------                                    ----------------------

     Item 7 is hereby amended to add the following exhibit:

          11. Powers of Attorney.

----------------------                                    ----------------------
CUSIP No. 784413106                   13D                    Page 9 of 14 pages
----------------------                                    ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: May  30, 2006         STEEL PARTNERS II, L.P.

                             By: Steel Partners, L.L.C.,
                                 General Partner

                             By: /s/ Jack L. Howard
                                 -----------------------------------------------
                                 Jack L. Howard
                                 As Attorney in Fact for Warren G. Lichtenstein,
                                 Managing Member

                             STEEL PARTNERS, L.L.C.

                             By: /s/ Jack L. Howard
                                 -----------------------------------------------
                                 Jack L. Howard
                                 As Attorney In Fact for Warren G. Lichtenstein,
                                 Managing Member

                              /s/ Jack L. Howard
                             ---------------------------------------------------
                             JACK L. HOWARD
                             As Attorney In Fact for Warren G. Lichtenstein,
                             Individually

                              /s/ Glen Kassan
                             -------------------------------------------
                             GLEN KASSAN

                              /s/ James R. Henderson
                             -------------------------------------------
                             JAMES R. HENDERSON

----------------------                                    ----------------------
CUSIP No. 784413106                   13D                    Page 10 of 14 pages
----------------------                                    ----------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock               Price Per                     Date of
     Purchased                       Share ($)                    Purchase
     ---------                       ---------                    --------

                             Steel Partners II, L.P.
                             -----------------------

       1,800                          16.0000                      04/04/06
         700                          16.3243                      04/11/06
       2,000                          16.3520                      04/12/06
       2,500                          16.4000                      04/13/06
       3,800                          16.4000                      04/17/06
       2,100                          16.5000                      04/18/06
       2,900                          16.6541                      04/20/06
       1,600                          16.6500                      04/21/06
       4,500                          16.6493                      04/24/06
       5,900                          15.0008                      05/18/06
         800                          15.2000                      05/19/06
       6,500                          15.1269                      05/22/06
         800                          15.1000                      05/23/06
       7,100                          15.2383                      05/24/06
       1,000                          15.4000                      05/25/06
      15,500                          15.3471                      05/25/06
       7,200                          15.5000                      05/30/06

                             Steel Partners, L.L.C.
                             ----------------------
                                      None

                             Warren G. Lichtenstein
                             ----------------------
                                      None

                                   Glen Kassan
                                   -----------
                                      None

                               James R. Henderson
                               ------------------
                                      None

----------------------                                    ----------------------
CUSIP No. 784413106                   13D                    Page 11 of 14 pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

     Exhibit                                                                Page
     -------                                                                ----

1.   Joint Filing  Agreement by and among Steel Partners II, L.P. and        --
     Warren G.Lichtenstein  dated as of June 20, 1997 (previously filed).

2.   Joint  Filing  Agreement  by and among Steel  Partners II, L.P.,        --
     Warren  G.  Lichtenstein,  Newcastle  Partners,  L.P.,  Mark  E.
     Schwarz,  Glen Kassan,  James R.  Henderson  and Steven  Wolosky
     dated as of February 15, 2001 (previously filed).

3.   Director  Nomination  Letter from Steel  Partners II, L.P. to SL        --
     Industries, Inc. dated February 15, 2001 (previously filed).

4.   Letter from The SL Full Value  Committee  to Owen  Farren  dated        --
     February 16, 2001 (previously filed).

5.   Director  Nomination  Letter from Steel  Partners II, L.P. to SL        --
     Industries, Inc. dated November 13, 2001 (previously filed).

6.   Preliminary   Proxy  Statement  of  The  RORID  Committee  dated        --
     November 20, 2001 (previously filed).

7.   Letter from Steel Partners II, L.P. to SL Industries, Inc. dated        --
     November 21, 2001 (previously filed).

8.   Joint  Filing  Agreement  by and among Steel  Partners II, L.P.,        --
     Steel Partners, L.L.C., Warren G. Lichtenstein,  Glen Kassan and
     James R.  Henderson,  dated as of September 5, 2003  (previously filed).

9.   Purchase  Trading Plan  Agreement by and between Steel  Partners        --
     II,  L.P.  and  Mutual  Securities,  Inc.,  dated  April 5, 2005
     (previously filed).

10.  Letter to Mutual  Securities  terminating  the Purchase  Trading        --
     Plan Agreement by and between Steel Partners II, L.P. and Mutual
     Securities, Inc., dated April 5, 2005 (previously filed).

11.  Powers of Attorney.                                                   12-14

----------------------                                    ----------------------
CUSIP No. 784413106                   13D                    Page 12 of 14 pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

     Know all by these presents, that each of the undersigned hereby constitutes and appoints LAUREN ISENMAN signing singly,  the  undersigned's  true and lawful attorney-in-fact to:

     1.   execute for and on behalf of the undersigned all documents relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

     2.   do and perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

     3.   take any other action of any type  whatsoever in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such  attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

     This Power of Attorney shall remain in full force and effect until December
31, 2006 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                    ---------------------------
                                       Warren G. Lichtenstein
                                       Managing Member

By: /s/ Warren G. Lichtenstein      /s/ Warren G. Lichtenstein
    --------------------------      ---------------------------
    Warren G. Lichtenstein          Warren G. Lichtenstein
    Managing Member

----------------------                                    ----------------------
CUSIP No. 784413106                   13D                    Page 13 of 14 pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

     Know all by these presents, that each of the undersigned hereby constitutes and appoints JACK L. HOWARD signing singly,  the  undersigned's  true and lawful attorney-in-fact to:

     1.   execute for and on behalf of the undersigned all documents relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

     2.   do and perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

     3.   take any other action of any type  whatsoever in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such  attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

     This Power of Attorney shall remain in full force and effect until December
31, 2006 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                    ---------------------------
                                       Warren G. Lichtenstein
                                       Managing Member

By: /s/ Warren G. Lichtenstein      /s/ Warren G. Lichtenstein
    --------------------------      ---------------------------
    Warren G. Lichtenstein          Warren G. Lichtenstein
    Managing Member

----------------------                                    ----------------------
CUSIP No. 784413106                   13D                    Page 14 of 14 pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

     Know all by these presents, that each of the undersigned hereby constitutes and appoints STEVEN WOLOSKY signing singly,  the  undersigned's  true and lawful attorney-in-fact to:

     1.   execute for and on behalf of the undersigned all documents relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

     2.   do and perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

     3.   take any other action of any type  whatsoever in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such  attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

     This Power of Attorney shall remain in full force and effect until December
31, 2006 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                    ---------------------------
                                       Warren G. Lichtenstein
                                       Managing Member

By: /s/ Warren G. Lichtenstein      /s/ Warren G. Lichtenstein
    --------------------------      ---------------------------
    Warren G. Lichtenstein          Warren G. Lichtenstein
    Managing Member